Merrill Lynch Ready Assets Trust
File Number: 811-2556
CIK Number: 065109
For the Period Ending: 06/30/2006

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended June 30, 2006.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

01/05/2006	$42,000	Amsterdam Funding Corp	4.345%	02/14/2006
01/18/2006	30,000	Amsterdam Funding Corp	4.440	03/01/2006
02/03/2006	10,000	Greyhawk Funding LLC CP	4.520	03/13/2006
02/24/2006	15,000	Windmill Funding Corp.	4.560	04/06/2006
03/06/2006	45,000	Windmill Funding Corp.	4.610	04/19/2006
03/08/2006	10,000	Ranger Funding Company	4.600	04/03/2006
03/09/2006	15,000	Greyhawk Funding LLC CP	4.630	04/12/2006
05/02/2006	30,000	Greyhawk Funding LLC CP	4.990	06/05/2006
05/25/2006	35,000	Stanfield Victoria Finance	5.070	06/04/2007